Gorilla Technology Group Inc.

7F, No.302, Ruey Kuang Road

Neihu, Taipei 114720, Taiwan, R.O.C.

May 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Kyle Wiley and Joshua Shainess

Re: Gorilla Technology Group Inc.

Amendment No. 2 to Registration Statement on Form F-4

Filed March 15, 2022

File No. 333-262069

Dear Sir or Madam:

This letter sets forth responses of Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company” or “Gorilla”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated March 31, 2022 (the “Comment Letter”), relating to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-262069) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 3”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form
F-4 Certain Projected Financial Information, page 88

1.	To provide context for the assumptions underlying the projected financial information, please revise to explain and quantify how “100% productivity” is measured for Gorilla’s sales colleagues. Additionally, with a view toward supplemental disclosure, please tell us whether the assumption of 75% year-over-year retention of new lines of business is consistent with Gorilla’s historic operating trends and/or consistent with industry norms.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 101 and 107 of Amendment No. 3 to clarify that 100% productivity refers to the ability of the salesperson to achieve such person’s designated sales targets.

Securities and Exchange Commission
May 19, 2022

By way of background to the Staff, Gorilla regards productivity to be a measure of the efficiency of its team’s efforts. Gorilla takes into account the team’s sales conversion rate or closing percentage, gross profit, revenue growth, and the profitability of the customer or contact to conversion ratio. KPIs (Key Performance Indicators) for all sales personnel, which are evaluated on an annual basis, include:

●	actual sales revenue against target;

●	the expected closure of a lead within the next two months;

●	monetary value of sales pipeline;

●	progress on hot leads. A hot lead is a qualified lead who is highly interested in the product; and

●	active client penetration, or the notion that Gorilla’s current customers are its best sources of revenue, and that upselling and cross-selling engagements will exist once those customers know, like and trust the sales personnel.

A sales person typically takes up to 18 months to hit his fullest potential, or 100% productivity, and achieve the specific sales targets set for such individual by Gorilla. This is achieved through a strong onboarding and mentorship process, and supported by research and development efforts to strengthen existing product lines and innovate new products.

We hereby also confirm that the assumption of 75% year-over-year retention of new lines of business is consistent with Gorilla’s historic customer retention rate, which has been over 80% over the last 5 years. Further, based on information published by Statista Research Department as of January 11, 2022, the Systems Integration Services industry as a whole generally sees an average of 81% customer retention and the Software & IT sectors see an average of 77% customer retention.

Securities and Exchange Commission
May 19, 2022

Cost of Revenue and Gross Margin, page 145

2.	We note in response to prior comment 5, you have listed factors for the changes period over period, but have not quantified these factors. Further, provide context to explain why each of your segments experienced different rates of an increase in gross margin. Specifically, it is currently unclear why your security convergence gross margin increased by 35% but your Video IoT segment only experienced an increase of 5% for the six months ended June 30, 2021. Refer to Item 303(b) of Regulation S-K.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised the disclosure, which has been updated to reflect December 31, 2021 results instead of the earlier June 30, 2021 results noted in the Staff’s above comment, beginning on page 171 of Amendment No. 3.

For segment disclosure, our cost of revenue increased by $0.94 million, or 20.46% in security convergence and decreased by $1.33 million, or -5.97% in Video IoT for the year ended December 31, 2021, compared to the year ended December 31, 2020. The primary reason for the increase in the cost of revenue from the security convergence segment is an increase in software costs due to an increase of direct material and labor costs while the primary reason for the decrease in the cost of revenue from Video IoT segment is a decrease in hardware and service costs due to less customer demand for products within the segment. The differential between the increase in costs in the security convergence segment and decrease in costs in the Video IoT segment was due to a change in business focus to our security convergence segment in 2021 to pursue larger projects with higher gross margins and to reduce hardware infrastructure and service for the Video IoT segment due to less customer demand.

Notes to the Consolidated Financial Statements Note 4.
Summary of significant accounting policies (b)
Sales of goods-software, page F-46

3.	You disclose that “The Group generates revenue from offering hardware and software products as well as professional services to its customers”. Please clarify if a customer will purchase two or three of your offerings. If true, revise your disclosure to describe your accounting for when a customer purchases more than one offering. Tell us how you considered paragraph 17 of IFRS 15 when there is more than one contract. If the contracts are combined into a single contract, your disclosure should address how you are estimating and allocating the transaction price to each performance obligation. We refer you to paragraphs 47 and 73 of IFRS 15.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-15 to F-17 of Amendment No. 3 accordingly.

The Company respectfully advises that it only offers one contract when a customer purchases more than one offering at or near the same time. Therefore, IFRS 15.17 (with regard to combination of contracts) is not applicable. Such contract including more than one offering is made only in relation to system integration service. In that case, services promised in the contract are highly dependent on and highly interrelated with each other and are not separately identifiable from other promises in the contract. Therefore, all goods and services in the contract are exclusively accounted for as a single performance obligation. Estimating and allocating the transaction price to each performance obligation allocation of transaction price is not applicable.

Securities and Exchange Commission
May 19, 2022

4.	We note your expanded disclosure in response to prior comment 7 and remains unclear how you concluded that your software products can be accounted for as a single or multiple performance obligation. In this regard, your disclosure in paragraph (b)(i) states, “The Company may offer several products within the same contract and each product is distinct and independent from one another.” You further state in paragraph (b)(iii) that you sell each of your offerings separately so that the relative stand-alone selling price can be determined accordingly. However, in paragraph (c)(ii), you state that, “the goods and services promised in the contract are significantly affected by one or more of the other goods or services in the contract to function as intended, they are highly dependent on and highly interrelated with each other and is not separately identifiable from other promises in the contract.” Please advise. Refer to IFRS 15.22 through 30.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-16 and F-17 of Amendment No. 3 accordingly to clarify in Note 4(y)(b)(i), which relates specifically to sales of goods-software, that the Company only offers one offering in sales of software contract and it may offer several software products within the same contract and each software product is distinct and independent from one another. The Company has disclosed how it allocates the transaction price to each performance obligation on a relative stand-alone selling price basis in Note 4(y)(b)(iii). The statement in Note 4(y)(c)(ii) that, “the goods and services promised in the contract are significantly affected by one or more of the other goods or services in the contract to function as intended, they are highly dependent on and highly interrelated with each other and is not separately identifiable from other promises in the contract”, relates only to system integration services which is different from the sales of goods – software contracts in Note 4(y)(b)(i). Accounting treatment for systems integration services is disclosed in Note (4)(y)(c)(ii).

Securities and Exchange Commission
May 19, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP.

Sincerely,

By:	/s/ Sih-Ping Koh
	Name:	Sih-Ping Koh
	Title:	Chief Executive Officer

Via E-mail:

cc:	Robert S. Matlin
David A. Bartz
K&L Gates LLP

Matthew A. Gray
Jessica Yuan
Ellenoff Grossman & Schole LLP